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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66927

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Conduent Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Campus Drive, Suite 200E
(No. and Street)

Florham Park (City) NJ (State) 07932 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven C Bender (Name) 646.290.7248 (Area Code – Telephone Number) sbender@modernrs.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith, LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580 (Address) Hauppauge (City) NY (State) 11788 (Zip Code)

March 4, 2009 (Date of Registration with PCAOB)(if applicable) 3370 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Walter Kapuscinski, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Conduent Securities, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JENNIFER LOVE
Commission # 50135268
Notary Public, State of New Jersey
My Commission Expires
August 21, 2025

Signature:

Title:
Interim President

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Conduent Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Conduent Securities, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Conduent Securities, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on Conduent Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Conduent Securities, LLC's auditor since 2022.

Hauppauge, New York
March 1, 2023

Nawrocki Smith LLP

CONDUENT SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS	
Cash	$ 6,014,250
Segregated cash	225,000
Accrued fees receivable	207,966
Due from related party	50,540
Prepaid expenses	12,717
TOTAL ASSETS	$ 6,510,473
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 66,707
Total Liabilities	66,707
Member's equity	
Member's contributions	762,910
Accumulated earnings	5,680,856
Member's Equity	6,443,766
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 6,510,473

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

(1) Nature of Business and Summary of Significant Accounting Policies

(a) Organization

Conduent Securities, LLC (the "Company") is a Delaware Limited Liability Company formed on February 11, 2005, and is engaged in the general business of distributing securities of open-end investment companies on a subscription order basis and engaging in non-securities insurance sales. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Conduent Business Services, LLC (the "Parent"), and an indirect wholly-owned subsidiary of Conduent Incorporated ("CNDT").

The Company's continuing membership application was approved by FINRA on June 21, 2010. This approval allows the Company to expand its business to act as introducing broker and to take custody of customer funds. The Company is registered and has the ability to hold custody of customer funds. For the year ended December 31, 2022, the Company held no customer accounts or funds.

(b) Basis in Presentation

The financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts therein. Actual results may differ from these estimates.

(d) Cash

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2022, the Company had no such investments. The Company maintains cash balances at multiple financial institutions. At times, the amount on deposit at these institutions may exceed amounts covered by insurance provided by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

(e) Segregated Cash

Segregated cash at December 31, 2022, is held in a reserve bank account.

(f) Revenue Recognition

The Company follows FASB ASC Topic 606, Revenue from Contracts with Customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extant that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Commissions: Commissions are from 12b-1 fees and non-securities insurance commissions. The Company enters into contracts with mutual funds and other asset management platforms. Fees are calculated as a percentage of the total value of the customers' funds. 12b-1 and other asset-based fees are recognized in the period that they are realized since the revenue cannot be accurately predicted at the time the policy becomes effective. The revenue is calculated as a fixed percentage of the value of the shares, and is received on an ongoing periodic basis so long as the investor remains invested in the fund. The Company receives non-securities insurance commissions from employee benefit plans. Fee arrangements are based on contractual agreements between the Company and the insurance carrier and can be fixed in nature or a percentage of the premium. The performance obligation for receiving these commissions is satisfied at the execution of the insurance product, since there is no further obligation required by the Company.

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the related agreement; and whether constraints on variable consideration should be applied due to uncertain future events.

(g) Accrued Fees Receivable and Allowance for Doubtful Accounts

Accrued fees receivable are recorded at face amounts less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accrued fees receivable and establishes the allowance for doubtful accounts by calculating and recording a specified percentage of the individual open receivable balances. Specific allowances are also recorded based on historical experience, analysis of past due accounts, client creditworthiness and other currently available information. Accrued fees receivable are recorded net of allowance for doubtful accounts. At December 31, 2022, the allowance for doubtful accounts was $0.

(h) Allocated Expenses

The Company receives some of its services from its Parent, which provides the use of its employees, facilities and utilities. Effective on August 13, 2018, the expense sharing agreement with the Company's Parent was amended to remove the obligation of the Company to reimburse the Parent for allocated expenses.

(i) Fair Value of Financial Instruments

The Company calculates the fair value of its assets and liabilities which qualify as financial instruments and includes this information in the notes to financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of accrued fees receivable, prepaid expenses and accrued expenses approximate the carrying amounts due to the relatively short maturity of these instruments. None of these instruments are held for trading purposes.

(j) Income Taxes

The Company complies with FASB ASC Topic 740, Income Taxes. The Company is a single member, limited liability company, which is treated as a disregarded entity for federal tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation. The Parent's ultimate owner, CNDT, files consolidated federal, state, and city tax returns, which include the Company. However, the Parent does not allocate any tax expense or tax benefit to the Company. Accordingly, these financial statements do not contain a provision for federal or state income taxes.

(k) Current Expected Credit Losses ("CECL")

The Company adopted complies with FASB ASC Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company identified accrued fees receivables as impacted by the new guidance.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with accrued fees receivables is not significant. Accordingly, the Company has not provided an allowance for credit losses at December 31, 2022.

(2) Regulatory Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1.

The Company had regulatory net capital of $6,172,543 and a regulatory net capital requirement of $250,000 as of December 31, 2022. The Company's percentage of aggregate indebtedness to regulatory net capital was 1.08% at December 31, 2022.

(3) Related Party Transactions

(a) Expenses

Pursuant to an expense sharing agreement (the "ESA") amended May, 27, 2022, Parent provides support services for the Company, including personnel compensation and office space in the normal course of business. For the year ended December 31, 2022 fees charged by the Parent totaled $162,072. These expenses have been reflected in the Statement of Income in the appropriate categories. There were no amounts due to the Parent associated with the expense sharing agreement at December 31, 2022.

(b) Insurance Contracts

During 2021, certain insurance contracts were assigned from Conduent HR, an affiliate of the Company to the Company. At December 31, 2022 there is a receivable from the affiliate of $50,540 for the processing of certain of the assigned insurance contracts.

(4) Fair Value Measurements

ASC 820-10 defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier hierarchy that is used to identify assets and liabilities measured at fair value. The hierarchy focuses on the inputs used to measure fair value and requires that the lowest level input be used. The three levels defined are as follows:

- Level 1 — observable inputs that are based upon quoted market prices for identical assets or liabilities within active markets.
- Level 2 — observable inputs other than Level 1 that are based upon quoted market prices for similar assets or liabilities, based upon quoted prices within inactive markets, or inputs other than quoted market prices that are observable through market data for substantially the full term of the asset or liability.
- Level 3 — inputs that are unobservable for the particular asset or liability due to little or no market activity and are significant to the fair value of the asset or liability. These inputs reflect assumptions that market participants would use when valuing the particular asset or liability.

(5) Concentrations

For the year ended December 31, 2022, the Company had one customer that accounted for approximately 84% of the Company's revenues.

(6) Subsequent Events

In preparing the financial statements, the Company has evaluated all subsequent events and transactions for potential recognition or disclosure through March 1, 2023, the date the financial statements were available for issuance, noting no matters requiring disclosure or recognition in the financial statements.